Exhibit 99.1

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Alibaba Group Holding Limited		
Date Submitted:	29 September 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I

1. Class of shares	Ordinary shares	**Type of shares**	Not applicable	**Listed on the Exchange**	Yes
Stock code (if listed)	09988	**Description**			
Multi-counter stock code	89988 RMB	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	Issue/ selling price per share (Note 4)	Total number of issued shares
	Number of issued shares (excluding treasury shares)	As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)	Number of treasury shares		
Opening balance as at *(Note 1)* 31 August 2026	19,884,988,918		0		19,884,988,918
1). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of shares to the participants (who are not directors) for their options exercised or RSUs vested under the 2024 Equity Incentive Plan **Date of changes** 08 September 2026	7,500,000	0.04 %		USD 0	

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FF305 Page 2 of 5 v 1.3.0 2). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of shares to the participants (who are not directors) for their options exercised or RSUs vested under the 2014 Post-IPO Equity Incentive Plan Date of changes 29 September 2026 7,599,312 0.04 % USD 0 3). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a participant (who is not a director of the issuer) under a share scheme - new shares involved Issue of shares to the participants (who are not directors) for their options exercised or RSUs vested under the 2024 Equity Incentive Plan Date of changes 29 September 2026 1,551,284 0.01 % USD 0 4). Issue of new shares or transfer of treasury shares in respect of share awards or options granted to a director of the issuer under a share scheme - new shares involved Issue of shares to a director for his RSU vesting under the 2014 Post-IPO Equity Incentive Plan Date of changes 29 September 2026 320,000 0 % USD 0 Closing balance as at (Notes 5 and 6) 29 September 2026 19,901,959,514 0 19,901,959,514 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) Not applicable

FF305 Page 3 of 5 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 4 of 5 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Not applicable

FF305 Page 5 of 5 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Kevin Jinwei ZHANG (Name) Title: Secretary (Director, Secretary or other Duly Authorised Officer)